  Exhibit 99.5

BUENOS AIRES, May 13, 2019

To
Argentine Securities Commission (CNV)

Note: CPSA-GG-N-0262/19-AL
Subject: Relevant Fact

Dear Sir/Madam:

I am writing to you in my capacity as Head of Securities Market Relations of Central Puerto S.A. (the “Company”) in order to inform you that, in a meeting held today, the Company’s Board of Directors decided: (i) to elect Osvaldo Arturo Reca as the Company’s President and Jorge An’bal Rauber as Vice President and (ii) to elect Juan José Salas, Tomás White and José Luis Morea as members of the Audit Committee and Jorge Villegas and Oscar Luis Gosio as deputy members.

Sincerely,

Leonardo Marinaro
Head of Securities Market Relations
CENTRAL PUERTO S.A.
Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099